F.I.S. SOFTWARE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

POUNDS IN THOUSANDS

INDEX

Page

Auditors' Report	2

Consolidated Balance Sheet	3 - 4

Consolidation Statement of Comprehensive loss	5

Consolidated Statement of Changes in Equity	6

Consolidated Statement of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 47

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Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

F.I.S SOFTWARE LTD.

We have audited the accompanying consolidated balance sheet of F.I.S Software Ltd. and its subsidiaries ("the Company") as of December 31, 2010 and the related consolidated statement of income, shareholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As described in Note 1c to the financial statements, the Company's financial statements do not include comparative figures for 2009 that are required under the IFRS and not required by Rule 3-05 of the SEC Regulation S-X.

In our opinion, based on our audit, except for omission of comparative prior year figures as described above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and the consolidated results of their operations, changes in shareholders' equity and their cash flows for the year then ended, in conformity with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standards Board.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11, 2013	A Member of Ernst & Young Global

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,
		2010
	Note	Pounds in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	8,470
Restricted bank deposits		145
Trade receivables	4	2,008
Construction contract		1,728
Other accounts receivable	5	554

Total current assets		12,905

NON-CURRENT ASSETS:
Deferred taxes	12e	842
Property and equipment	6	173
Intangible assets	7	1,500

Total non-current assets		2,515

Total assets		15,420

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,
		2010
	Note	Pounds in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Bank credit	8	2,208
Trade payables		620
Employee and payroll accruals		999
Other accounts payable	9	2,377
Income tax payable		875

Total current liabilities		7,079

NON-CURRENT LIABILITIES:
Employee benefit liabilities	11	113

Total non-current liabilities		113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT:	14
Share capital		-	*)
Additional paid in capital		9,395
Capital reserve for share-based payment transactions		609
Foreign currency translation reserve		73
Accumulated deficit		(2,032)

		8,045
Non-controlling interests		183

Total equity		8,228

Total liabilities and equity		15,420

*)	Less than ₤ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2010
	Note	Pounds in thousands

Revenues		18,030

Expenses:
Cost of revenues		11,998
Research and development		469
Selling and marketing		1,637
General and administrative		2,681
Bad debt		592

Total expenses		17,377

Operating income		653
Finance income		202
Finance expenses		(308)

Income before taxes on income		547
Taxes on income	12f	1,166

Net loss		(619)

Other comprehensive loss:
Exchange differences on translation of foreign operations		(26)

Total other comprehensive loss		(26)

Total comprehensive loss		(645)

Net loss attributable to:
Equity holders of the parent		(690)
Non-controlling interests		71

		(619)

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent
	Share capital	Additional paid in capital	Capital reserve for share-based payment transactions	Foreign currency translation reserve	Accumulated earnings (deficit)	Total	Non- controlling interests	Total equity
	Pounds in thousands

Balance as of January 1, 2010	*) -	9,395	594	99	(1,342)	8,746	174	8,920

Net loss	-	-	-	-	(690)	(716)	71	(619)
Comprehensive loss	-	-	-	(26)	-	-	-	(26)

Total comprehensive income	-	-	-	(26)	(690)	(716)	71	(645)
Foreign currency translation reserve	-	-	-	-	-	-	30	30
Cost of share-based payment	-	-	15	-	-	15	-	15
Dividend paid to non-controlling interest	-	-	-	-	-	-	(92)	(92)

Balance as of December 31, 2010	*) -	9,395	609	73	(2,032)	8,045	183	8,228

*)	Less than ₤ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,
2010
Pounds in thousands
Cash flows from operating activities:

Net loss	(619)

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	995
Taxes on income	291
Linkage differences on restricted bank deposits	(165)
Cost of share-based payment	15
Exchange differences on principal of bank loans	167
Change in employee benefit liabilities, net	21
Interest expenses	110
Interest income	(82)

1,352
Changes in asset and liability items:

Decrease in trade receivable	1,175
Decrease in other accounts receivable	44
Decrease in construction contract	810
Decrease in trade payables	(170)
Increase in employees and payroll accruals	256
Increase in other accounts payable	606
Increase in income taxes payable	875

3,596
Cash paid and received during the year for:

Interest paid	(110)
Interest received	82
Taxes paid	(379)

(407)

Net cash provided by operating activities	3,922

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,
2010
Pounds in thousands

Cash flows from investing activities:

Purchase of property and equipment	(79)
Increase in intangible assets	(422)
Proceeds from release of restricted bank deposits and long term deposits	3,395

Net cash provided by investing activities	2,894

Cash flows from financing activities:

Repayment of long-term loan	(2,482)
Short-term bank credit	(340)
Dividend paid to non-controlling interest	(92)

Net cash used in financing activities	(2,914)

Exchange differences on balances of cash and cash equivalents	131

Increase in cash and cash equivalents	4,033
Cash and cash equivalents at beginning of year	4,437

Cash and cash equivalents at end of year	8,470

The accompanying notes are an integral part of the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	F.I.S. Software Ltd. ("the Company") is an Israeli corporation, which together with its subsidiaries ("the Group"), is engaged in the development, integration and maintenance of software for the insurance industry. The Group operates locally and internationally.

The Company is a limited liability company incorporated and domiciled in Israel.

b.	Definitions:

In these financial statements:

The Company	-	F.I.S. Software Ltd.

The Group	-	The Company and its subsidiaries, as detailed in the accompanying appendix.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.

c.	Comparative figures for 2009:

The Company's financial statements do not include comparative figures for 2009 that are required under the IFRS and not required by Rule 3-05 of the SEC Regulation S-X.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	Measurement basis:

The Company's financial statements have been prepared on a cost basis, except for Investment property, liabilities for share-based payment agreements, derivatives and certain financial instruments that have been measured at fair value.

The Company has elected to present the statement of comprehensive income using the nature of expenses method.

2.	Basis of preparation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Consistent accounting policies:

The accounting policies adopted in the financial statements are consistent with those of all periods presented.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

Estimates and assumptions:

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the adoption of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims:

In estimating the likelihood of the legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal experience in the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 13.

-	Pensions and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 12.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Development costs:

Development costs are capitalized in accordance with the accounting policy. In determining the amounts to be capitalized, management makes assumptions regarding the expected cash generation of the asset for which development is made, discount rate and the expected period of benefits. Further details are given in Note 7.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an option-pricing model. The model's assumptions consist of the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

-	Revenue from performance of contract work:

The Group executes customer contracts that describe the equipment and system specifications to be delivered, including the consideration to be received. Revenue is recognized as work progresses on each contract, and is based on the percentage of costs incurred to date compared to the total estimated contract costs. Estimates of total contract costs and progress toward the completion of each contract are prepared using estimates and judgments based on historical experience and other factors believed to be relevant under the circumstances. Management regularly assesses normal, recurring business risks and uncertainties inherent in these customer contracts and considers the impact, if any, of these uncertainties in the preparation of contract estimates. These uncertainties may include system performance and implementation delays resulting from events both within and outside the control of the Group.

Changes in these estimates could impact the consolidated operating results. In addition, unforeseen conditions that could arise over the contract term may have an impact on the operating results.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effects of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intergroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controllings interests of subsidiaries represent the minority shareholders' proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. They are presented in equity separately from the equity attributable to the parent.

Commencing from January 1, 2010, the acquisition of non-controlling interests by the Group is recorded as an increase in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Group and the proportionate amount of non-controlling interests acquired and derecognized at the date of acquisition (when non-controlling interests also include a share of other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the equity holders of the Company and the non-controlling interests). When this difference is negative, a decrease in equity (capital reserve from transactions with non-controlling interests) is recognized for the amount of this difference. Upon the disposal of a subsidiary that does not result in a loss of control, an increase or a decrease in equity (capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into account also the disposal of a portion of any goodwill in the subsidiary and any translation differences from foreign operations which have been recognized in other comprehensive income, based on the relative decrease in the interests in the subsidiary. Until December 31, 2009, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was recorded in profit or loss.

Commencing from January 1, 2010, losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Until December 31, 2009, such losses were entirely attributed to the equity holders of the Company unless the non-controlling interests were obligated and able to make additional investments. Losses accrued through December 31, 2009, were not reallocated between the equity holders of the Company and the non-controlling interests.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the Pound.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each entity in the Group and is used to measure its financial position and operating results. The functional currency of the Company is the Pound.

When a Group entity's functional currency differs from the functional currency of the company, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities at the end of each reporting period (including comparative data) are translated at the closing rate at the end of the reporting period. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at the end of the reporting period.

b)	Income and expenses for each period presented in the statement of income (including comparative data) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans (net of their tax effect) are recognized in the same component of equity as discussed in e) above.

Exchange differences in respect of a financial instrument in foreign currency that constitutes a net investment hedge are recorded, net of tax effect, in other comprehensive income (loss) in a hedge reserve. On disposal of the net investment, these translation differences are recognized in the statement of income.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each balance sheet date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are recognized in the statement of income. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

f.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, however, they are repayable on demand without penalty and form part of the Group's cash management.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. The Company also recognizes a provision for groups of customers that are collectively assessed for impairment based on their credit risk characteristics. Impaired debts are derecognized when they are assessed as uncollectible.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	The operating cycle:

The company has two operating cycles. The operating cycle of construction projects exceeds one year and may continue for between two to three years. The operating cycle of the remaining activities is one year. Accordingly, in respect of construction projects, when the operating cycle exceeds one year, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

i.	Receivables for construction contracts:

Receivables for construction contracts is separately calculated for each contract and presented in the balance sheet at the aggregate amount of costs incurred and recognized profits less recognized losses and progress billings. Progress billings are amounts billed for work performed up to the balance sheet date, whether settled or not settled. If the amount balance is positive, it is recorded in the balance sheet as an asset under receivables for construction contracts. If it is negative, it is recorded in the balance sheet as a liability for construction contracts. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects based on a relevant basis.

j.	Financial instruments:

Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in respect of which transaction costs are carried to the statement of income.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification into one of the following four categories:

•	financial assets at fair value through profit or loss;
•	loans and receivables; and

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Fair value:

The fair value of investments that are actively traded in organized financial markets is determined by reference to market prices on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models.

i.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS 17.

The Group as lessee:

Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease term.

j.	Property, plant and equipment:

Property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located, the obligation for which the Company incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Computers	20 - 33	33
Motor vehicles	15 - 25	15
Office furniture and equipment	6 - 20	6
Leasehold improvements	see below	15

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate.

k.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in the statement of income when incurred.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization of intangible assets with finite useful lives is recognized in profit or loss.

The useful life of intangible assets is as follows:

Years

Computer software	3
Capitalized software development costs	3

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development expenses:

Research expenses are recognized in the statement of income when incurred. An intangible asset arising from a development project or from the development of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

The asset is measured at cost and presented less any accumulated amortization and less, if appropriate, any accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use.

Software:

The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

l.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. Current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1.	Current taxes:

The current tax asset is measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are recognized directly in other comprehensive income or in equity if the tax relates to those items.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period, excluding changes attributable to items carried directly to equity.

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Deferred tax assets are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

m.	Share-based payment transactions:

The Company's employees/other service providers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments and certain employees/other service providers are entitled to cash-settled benefits based on the increase in the Company's share price.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model, additional details are given in Note 16. In estimating fair value, the vesting conditions (consisting of service conditions and performance conditions other than market conditions) are not taken into account. The only conditions taken into account in estimating fair value are market conditions and non-vesting conditions. As for other service providers, the cost of the transactions is measured at fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they will be measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses.

Actuarial gains and losses are recognized in the statement of income in the period in which they occur.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition:

Revenues are recognized in the statement of income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Specific criteria for revenue recognition for the following types of revenues:

Revenues from the rendering of professional services:

Revenues from the rendering of services are recognized by reference to the stage of completion at the end of the reporting period. Under this method, revenues are recognized in the accounting periods in which the services are rendered. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are recoverable

Revenues from construction contracts:

The Group has entered into construction contracts in which the consideration is determined at fixed prices or on a time and material basis.

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Company's (prime contractor) ability to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable ("zero profit margin" presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion in cost of sales.

Maintenance services:

Revenues from maintenance services are recognized on a straight-line basis over the maintenance term.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Finance income and expenses:

Finance income comprises interest income on amounts invested and changes in fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues using the effective interest method.

Finance expenses comprise interest expenses on borrowings, changes in the time value of provisions, dividend paid on Preferred shares classified as a liability, reductions in the fair value of financial assets at fair value through profit or loss and impairment losses of financial assets and losses on hedges recognized in profit or loss. Borrowing costs that are not capitalized to qualifying assets are recognized in the statement of income using the effective interest method.

Gains and losses on exchange differences are reported on a net basis.

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is measured at its present value. The Group periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly impact future net income. Upon resolution, the Group may incur charges in excess of the recorded provisions for such matters.

r.	Presentation of statement of comprehensive income:

The Company has elected to present a single statement of comprehensive income which includes both the items of the statement of income and the items of other comprehensive income.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Disclosure of new IFRSs in the period prior to their adoption:

IAS 1 - Presentation of Financial Statements:

In June 2011, the IASB issued an amendment to IAS 1 ("the Amendment") which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage (such as upon derecognition or recovery) should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter. Earlier application is permitted.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.	Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also minimizes the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment will be adopted retrospectively starting from the financial statements for periods commencing on January 1, 2011. Early adoption is permitted.

2.	New and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reported date. The objective of the amendment is to assist the users of the financial statements assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment will be adopted prospectively starting from the financial statements for periods commencing on January 1, 2012. Early adoption is permitted.

The necessary disclosures will be included in the Company's financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 12 - Income Taxes:

The amendment to IAS 12 applies to investment property measured at fair value. According to the amendment, the deferred tax asset/liability in respect of such property should be measured based on the presumption that the carrying amount of the property will be recovered in full through sale (and not through use). However, if the investment property is depreciable and is held within a business model with the objective of recovering substantially all of the underlying economic benefits through use and not sale, the sale presumption is rebutted and the Company should apply the regular guidelines of IAS 12 (namely, deferred taxes are measured based on the expected recovery of the property as determined by management - through sale or use).

The amendment supersedes the provisions of SIC 21 that require separation of the land component and the building component of investment property measured at fair value in order to calculate the deferred tax.

The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2012. Earlier application is permitted.

The Company believes that the amendment is not expected to have a material effect on the financial statements

IFRS 9 - Financial Instruments:

1. The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 ("the Standard") focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to the Standard, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently reclassified to profit or loss). If equity instruments are held for trading, they should be measured at fair value through profit or loss. When an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

2. The IASB issued certain amendments to the Standard regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of the Standard regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company believes that the Standard is not expected to have a material effect on the financial statements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10, IFRS 11, IFRS 12, IFRS 13 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities, Fair Value Measurement:

In May 2011, the IASB issued four new Standards: IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

The main provisions of the Standards and their expected effects on the Company are as follows:

IFRS 10 - Consolidated Financial Statements:

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee's activities that significantly affect the investor's return.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management's intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee's voting rights (de facto control), as opposed to the provisions of the existing IAS 27 which permits a choice between two consolidation models - the de facto control model and the legal control model.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 10 is not expected to have a material effect on the financial statements.

IFRS 12 - Disclosure of Interests in Other Entities:

IFRS 12 prescribes disclosure requirements for the Company's investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

The required disclosures will be included in the Company's financial statements upon initial adoption of IFRS 12.

IFRS 13 - Fair Value Measurement:

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard's effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data.

The appropriate disclosures will be included in the Company's financial statements upon initial adoption of IFRS 13.

As for the effect on the financial statements, the Company believes that IFRS 13 is not expected to have a material impact on its financial statements.

IAS 19 (Revised) - Employee Benefits:

The IASB made several changes to IAS 19, the principal of which are as follows:

-           The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) are recognized in other comprehensive income t and not in profit or loss.

-           The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

-           Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

-           The distinction between short-term employee benefits and long-term employee benefits is based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

-           Past service cost arising from changes in the plan is recognized immediately.

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company estimates that the Standard is not expected to have a material impact on its financial statements.

Amendments to IFRS 10, IFRS 11, IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2012, the IASB issued certain amendments to the above Standards ("the Amendments") which provide certain reliefs with respect to the transition provisions and allow restatement of comparative amounts for one year only. The restatement of comparative amounts for earlier periods is optional. The Amendments also eliminate the requirement to present comparative amounts for earlier periods regarding non-consolidated structured entities. The Amendments are effective starting from financial statements for annual periods commencing on January 1, 2013. Earlier adoption is permitted.

In October 2012, the IASB issued amendments applicable to investment companies (amendments to IFRS 10, IFRS 12 and IAS 27 collectively - "the amendments applicable to investment companies") according to which investment companies are not required to consolidate the financial statements of their subsidiaries but rather measure the investment therein at fair value through profit or loss. The amendments applicable to investment companies establish specific disclosure requirements. Investment companies are companies whose sole objective is to invest in portfolio companies for the purpose of achieving gains from appreciation or disposal of the investment therein or both.

The amendments applicable to investment companies are effective starting from financial statements for annual periods commencing on January 1, 2014. Earlier adoption is permitted so as to allow investment companies to adopt these amendments on the same date as adoption of IFRS 10.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	CASH AND CASH EQUIVALENTS

December 31,
2010
Pounds in thousands

Cash at bank and in hand	879
Bank deposits with a maturity of less than three months	7,591

8,470

NOTE 4:-	TRADE RECEIVABLES

December 31,
2010
Pounds in thousands

Trade receivables	1,482
Unbilled revenue	526

2,008

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE

December 31,
2010
Pounds in thousands

Employees	41
Government authorities	23
Advanced payments to suppliers	120
Prepaid expenses	176
Other	66

426

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	PROPERTY AND EQUIPMENT

	Computers	Motor vehicles	Office Furniture and equipment	Leasehold improvements	Total
	Pounds in thousands
Cost:

Balance at January 1, 2010	1,140	12	505	102	1,759
Additions during the year	61	-	6	5	72

Balance at December 31, 2010	1,201	12	511	107	1,831

Accumulated depreciation:

Balance at January 1, 2010	969	10	435	92	1,506
Additions during the year	130	1	18	3	152

Balance at December 31, 2010	1,099	11	453	95	1,658

Depreciated cost at December 31, 2010	102	1	58	12	173

NOTE 7:-	INTANGIBLE ASSETS

Intangibles are internally generated capitalized software development costs and purchased software:

	Capitalized software	Purchased software	Total
	Pounds in thousands

Balance at January 1, 2010	1,725	189	1,914
Additions	422	7	429
Amortization	(718)	(125)	(843)

Balance at December 31, 2010	1,429	71	1,500

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM BANK LOANS

In connection with the bank credit whose carrying amount as of December 31, 2010 amounted to £ 2,208 thousand, the Company has undertaken, among others, that the ratio between the total equity and the total consolidated assets will never be lower than 45%.

As of December 31, 2010, the Company met the aforementioned financial covenants.

NOTE 9:-	OTHER ACCOUNTS PAYABLE

December 31,
2010
Pounds in thousands

Government authorities	623
Accrued expenses	170
Advances from customers and deferred revenues	1,523
Other	61

2,377

NOTE 10:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors:

The Group's activities expose it to various financial risks such as market risk (foreign currency risk, Israeli CPI risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance.

1.	Market risk:

a)	Foreign currency risk:

The Group operates in several countries and is exposed to foreign currency risk resulting from the exposure to different currencies, mainly NIS, U.S. dollar and Euro.

Foreign currency risk arises from recognized assets and liabilities denominated in a different currency from the functional currency and net investments in foreign operations. Finance department is responsible for managing the net position of each foreign currency by the use of forward exchange contracts.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

However, most of the receivables and the payables of each entity in the Group are denominated in the entity's functional currency.

b)	Interest rate risk:

The Group is exposed to the risk of changes in the LIBOR interest rates on loans with floating interest rates.

As of December 31, 2010, the sensitivity to a reasonably possible change in the LIBOR interest rate was tested and found immaterial.

2.	Credit risk:

The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history.

Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will be similarly affected by changes in economic or other conditions. Factors that have the potential of creating concentrations of risks consist of the nature of the debtors' activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

The Company extends a 30-day term to its customers. The Company regularly monitors the credit extended to its customers and their general financial condition but does not require collateral as security for these receivables.

The Company maintains cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. These financial institutions are located in different geographical areas around the world. The Company's policy is to diversify its investments among the various institutions. According to the Company's policy, the relative credit stability of the various financial institutions is evaluated on a regular basis.

As of December 31, 2010, cash and cash equivalents totaled £ 8,470 thousand, restricted bank deposits totaled £ 145 thousand. All deposits are invested with high quality financial corporations around the world.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value of financial instruments:

Since these are of a short-term nature, the fair value of cash and cash equivalents, trade and other financial receivables and trade and other financial payables are assumed to approximate their carrying value. The fair value of non-current loans from a bank are also assumed to approximate their carrying value, since they bear interest at variable rates close to the prevailing market rates.

c.	Sensitivity tests relating to changes in market factors:

The following table demonstrates the sensitivity to a reasonably possible change in the Pound exchange rate, with all other variables held constant, of the Group's pre-tax profit (due to changes in the fair value of monetary assets and liabilities).

As of December 31, 2010, the sensitivity to changes in the CPI rate, AUS dollar and LIBOR interest rate was immaterial.

As of December 31, 2010, the sensitivity to changes in the U.S. dollar, NIS and Euro exchange rates are as followed:

December 31,
2010
Pounds in thousands

Sensitivity test to changes in the U.S. dollar exchange rate:
Gain (loss) from the change:
Increase of 10% in the U.S. dollar rate	(92)
Decrease of 10% in the U.S. dollar rate	99

Sensitivity test to changes in NIS exchange rate:
Gain (loss) from the change:
Increase of 10% in the NIS rate	166
Decrease of 10% in the NIS rate	(184)

Sensitivity test to changes in Euro exchange rate:
Gain (loss) from the change:
Increase of 10% in the Euro rate	(6)
Decrease of 10% in the Euro rate	6

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all the other variables are constant.

NOTE 11:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits consist of short-term benefits, post-employment benefits and other long-term benefits.

Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in suitable insurance policies.

a.	Expenses recognized in the statement of comprehensive income:

Year ended December 31,
2010
Pounds in thousands

Current service cost	134
Interest cost on benefit obligation	137
Expected return on plan assets	(139)
Net actuarial gain recognized in the year	81

Total employee benefit expenses	213

The expenses are presented in the statement of comprehensive income as follows:

Cost of sales	95
General and administrative expenses	118

213

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

b.	The plan assets (liabilities), net:

December 31,
2010
Pounds in thousands

Defined benefit obligation	(2,970)
Fair value of plan assets	2,857

Total liabilities, net	(113)

c.	Changes in the present value of defined benefit obligation:

2010
Pounds in thousands

Balance at January 1	2,625

Interest cost	137
Current service cost	134
Benefits paid	(235)
Net actuarial gain	15
Exchange differences	294

Balance at December 31	2,970

d.	Plan assets:

1.	Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

2.	The movement in the fair value of the plan assets:

2010
Pounds in thousands

Balance at January 1	2,535

Expected return	139
Contributions by employer	188
Benefits paid	(221)
Net actuarial gain (loss)	(66)
Exchange differences	282

Balance at December 31	2,857

e.	The principal assumptions used in determining the obligation for the defined benefit plan:

2010
Pounds in thousands

Discount rate	5.11%

Expected rate of return on plan assets	5.64%

Future salary increases	3.76%

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

The Law for the Encouragement of Capital Investments, 1959:

Under the law, including Amendment No. 60 to the law that was published in April 2005, by virtue of the "approved enterprise" or "benefited enterprise" status granted to investments in certain assets, the Company is entitled to various tax benefits.

The main tax benefits available to the Company are reduced tax rates

The period of benefits in respect of the main enterprise of the Company, which commenced in 2001, expires in 2008, whilst the period of benefits in respect of the first expansion project, which commenced in 2003, expires in 2010 and the period of benefits in respect of the second expansion project which commenced in 2006 expires in 2012. Due to the fact that the Company has incurred losses in recent years and has carryforward losses for tax purposes, none of those benefits were used.

The potential income tax liability that would result from the payment of dividends by the Company to its shareholders, as a result of the approved enterprise status of the Company, amounts to an aggregate of £ 1,252thousand as of December 31, 2010.

b.	Tax rates applicable to the income of the Group:

1.	The Israeli corporate tax rate was 25% in 2010.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

2.	The principal tax rates applicable to the subsidiaries whose place of incorporation is outside Israel are:

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to the major subsidiaries outside Israel are as follows:

Company incorporated in the United Kingdom - tax rate of 30%.

Company incorporated in the United States - tax rate of 15%-35%.

Company incorporated in France - tax rate of 33%.

Company incorporated in Australia - tax rate of 30%.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Tax assessments:

The assessments of the Company are deemed final through 2002.

Domestically, the Israeli Tax Authorities (“ITA”) issued an order with respect to income tax returns of the Company for year 2003. The ITA is currently examining the income tax returns for the years 2004-2008. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes with respect to these years. The Company appealed such assessment and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised.

As of December 31, 2010 the Company has adequate provision.

In January 2012 the Company reached an agreement with the ITA regarding the above tax assessments. (See also Note 18b)

d.	Carryforward losses for tax purposes:

Carryforward operating tax losses and capital losses of the Company total approximately ₤ 11,500 thousand as of December 31, 2010.

e.	Deferred taxes:

	Balance sheet	Statement of comprehensive income
	December 31,	Year ended December 31,
	2010	2010
	Pounds in thousands
Deferred tax liabilities:

Capitalized software	543

Deferred tax assets:

Carryforward tax losses	1,191
Employee benefits	194

	1,385

Deferred tax income		603

Deferred tax assets, net	842

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	TAXES ON INCOME (Cont.)

A deferred tax asset relating to carryforward operating losses of approximately ₤ 865 was not recognized because their utilization in the foreseeable future is not probable.

The deferred taxes are reflected in the balance sheet as follows:

December 31,
2010
Pounds in thousands

Non-current assets, net	842

f.	Taxes on income included in the statements of comprehensive income:

Year ended December 31,
2010
Pounds in thousands

Current taxes *)	1,769
Deferred taxes	(603)

1,166

*)	See also note 12c

NOTE 13:- CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.	Agreements with a customer:

In May 2007, the Company entered into an agreement with a customer ("the main agreement"), according to which the Company will be entitled to use for its own benefit joints developments of the Company and the customer. The consideration is € 3.3 million in three annual installments starting March 2007. The Company anticipates a full recovery for the amount to be paid from the aforementioned developments and other relations with the customer (including € 2 million from a two-year maintenance agreement with the customer starting March 2007 which was signed together with the main agreement).

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Cont.)

b.	Guarantees provided by banks in favor of:

December 31,
2010
Pounds in thousands

Lease agreements	278

c.	Operating lease commitments:

The Group leases motor vehicles and facilities under various operating lease agreements. The leases have varying terms and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases as of the balance sheet date are as follows

Pounds in thousands

Less than 1 year	289
Between 1 year and 5 years	328

617

The Group leases motor vehicles and facilities under cancelable operating lease agreements. The Company has an option to be released from those agreements, which may result in penalties in a maximum amount of £ 203 as of December 31, 2010.

d.	Pledges:

1.	The Company registered fixed charges on leased vehicles.

2.	The Company and its subsidiaries have restricted bank deposits amounting to £ 145 thousand as of December 31, 2010.

3.	One of the Company's subsidiaries has a debenture with its bank for securing all liabilities assumed by the subsidiary.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	EQUITY

a.	Composition of share capital:

	December 31,
	2010
	Authorized	Issued and outstanding
		Number of shares

Ordinary shares, NIS 1 par value each	50,401	21,378

Preferred A shares, NIS 1 par value each	6,500	6,317

Preferred A-1 shares, NIS 1 par value each	2,200	2,106

b.	Movement in share capital:

Issued and outstanding share capital:

	Number of shares	NIS par value

Balance at January 1and December 31and 2010	29,801	29,801

c.	Rights attached to shares:

Preferred shares:

On July 31, 2002, the Company signed an agreement ("the agreement") with Genesis Partners and Giza Venture Fund ("the investors"). Pursuant to the agreement, the Company issued 6,317 Preferred A shares at a price per Preferred share of $ 1,424.7 and warrants (see also below), for an aggregate consideration of $ 9 million (£ 5.6 million) ("the purchase price"), of which £ 5.2 million was allocated to the Preferred shares.

The Preferred shares entitle the holders to the same rights as those to which the holders of Ordinary shares are entitled and, in addition, confer the following rights:

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	EQUITY (Cont.)

Dividend preference - Preferred A shares shall be entitled to receive for each paid Preferred share a dividend out of any assets and/or surplus funds legally available therefore, in any fiscal year, when and as declared by the Board and paid by the Company, prior and in preference to any declaration or payment of any dividend on the Ordinary shares or any other securities of the Company (other than dividends paid by way of issue of bonus shares, which are issued on a pro rata, as converted basis, to all of the shareholders) an amount equal to 8% of the respective original issue price for such Preferred share per annum, compounded annually from the date of payment for such preferred share by the holder of such Preferred share to the date of distribution of such dividends, less any prior preferred dividends actually paid on account of the preferred dividend preference amount.

Following the payment of the preferred dividend preference amount in full to the holders of the Preferred shares, the holders of the Preferred shares shall be entitled to receive dividends, on a pro rata, pari passu, as converted basis, out of any assets legally available, whether in cash or in securities or other assets, as and when declared by the holders of the ordinary shares.

Liquidation preference - in the event of any liquidation, dissolution, winding up of the Company or in the event of deemed liquidation (as defined in the agreement), the holders of Preferred shares are entitled to receive an amount of $ 1,424.7 per share, plus any accumulated but unpaid dividends prior to and in preference to any distribution to the holders of Ordinary shares.

The holders of the Preferred shares shall have the right to convert the Preferred shares into Ordinary shares by dividing the purchase price for each such share by the conversion price.

The initial conversion price per preferred share ("the conversion price") shall be the purchase price for such share, provided, however, that the conversion price shall be subject to adjustment.

Dividend accumulated (not yet declared and not yet recognized) on Preferred shares aggregates $ 8.9 million at December 31, 2010. The accumulated dividend includes dividend accumulated on Preferred A-1 shares since July 2007. To the date of issue of these financial statements, no dividend has been declared.

d.	Capital management in the Company:

The Company's capital management objectives are:

1.	To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services that is adjusted to the level of risk in the Group's business activity.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	EQUITY (Cont.)

3.	To maintain a strong credit rating and healthy capital ratios in order to support business activity and maximize shareholders value.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its activity.

According to financial covenants that were determined by the bank, the Company is required to maintain a ratio of not lower than 45% between its total equity and total consolidated assets (see Note 8). The Company is not required to attain a certain level of capital return.

NOTE 15:-	SHARE-BASED PAYMENT

a.	Expenses recognized in the financial statements:

The expense recognized in the financial statements for services received from employees is shown in the following table:

Year ended December 31,
2010
Pounds in thousands

Equity-settled share-based payment plans	15

The share-based payment transactions that the Company granted to its employees are described below. There have been no modifications or cancellations to any of the employee benefit plans during 2010, 2009 or 2008.

b.	Options granted to employees:

1.	On March 31, 2001, the Company's Board approved an employee stock option plan ("the plan"), whereunder up to 1,055 options are to be granted to employees, directors and service providers. Each option can be exercised to purchase one Ordinary share of NIS 1 par value in the Company. From the effective date of grant, options usually vest over a period of 2-4 years. Immediately upon allotment, the Ordinary shares purchased on exercise of the options will have the same rights as other Ordinary shares of the Company. Any option not exercised within 5 years from allotment date will expire, unless extended by the Board of Directors.

On February 6, 2005, the Board extended the expiry date of the options granted under the plan in 2001 by an additional 5 years. The incremental fair value granted as a result of this modification is £ 63 thousand.

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	SHARE-BASED PAYMENT (Cont.)

This plan is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit in respect of shares or options granted under the plan, which are chargeable to tax as work income in the hands of the employee; at the same time, that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. The aforesaid is subject to the restrictions specified in Section 102 of the Income Tax Ordinance. The aforementioned expense will be recognized in the tax year that the benefit is credited to the employees.

2.	On 16 November 2003 the Company's board of directors approved an additional plan (the "2003 Plan") under which the Company will be entitled to grant options to its employees, officers and directors under the terms and conditions set out in Section 102(b)(2) of the Israeli Income Tax Ordinance, the 'capital gain tax route'.
Each option under the 2003 Plan underlines one Ordinary Share of the Company and may be exercised not later the 10 years as of the date on which such option was granted.

3.	In July 2002, immediately after the closing of the investment (see Note 14c above) the Company increased its then existing options pool by reserving, under the 2001 plan and later the 2003 Plan, an additional 3,042 Ordinary shares for issuance to employees and directors and consultants in accordance with the plan, bringing the total number of Ordinary shares reserved for allocation under the plan to 4,097 Ordinary shares.

c.	Movement during the year:

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

	2010
	Number of options	Weighted average exercise price
		$

Share options outstanding at beginning of year	1,388	1,003
Granted during the year	1,837	1,001
Forfeited during the year	(955)	984

Share options outstanding at end of year	2,270	1,009

Share options exercisable at end of year	1,692	1,027

F.I.S. SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SUBSEQUENT EVENTS

a.	On August 21,2011, all the company’s outstanding shares were acquired by Sapiens International Corporation N.V. (“Sapiens”) in Consideration for cash and Sapiens’ shares and options amounting to $ 49,671.

b.	In January 2012 the Company reached an agreement with the ITA regarding tax assessments for years 2004-2008 under which the Company was required to pay £2,232 after offsetting carryforward losses amounting to £1,838.

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